FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2006.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Change in Positions and Responsibilities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 21, 2006, in Kyoto, Japan

Nidec Staffs Up Its M&A Team

Nidec Corporation (the “Company”, NYSE: NJ) announces today the appointment of Nobuhiko Ohta, formerly Senior Vice President of Corporate Coverage Department of Calyon Corporate and Investment Bank, Tokyo, as the director of its Corporate Strategy Office (the “Unit”).

Jyuntaro Fujii, the current Executive Vice President of the Company and the former director of the Unit, continues to oversee the overall operations of the Unit.

These changes are effective as of July 21, 2006.

The Unit, organized in June 2006, defines strategic options in mergers and acquisitions to assist the Company’s long-term business expansion plan.

1. Change in Positions and Responsibilities
Name	New Positions & Responsibilities	Previous Positions & Responsibilities

Jyuntaro Fujii	Executive Vice President, Supervisor of Corporate Strategy Office	Executive Vice President, Director of Corporate Strategy Office
Nobuhiko Ohta	Director of Corporate Strategy Office	Senior Vice President of Corporate Coverage Department of Calyon Corporate and Investment Bank, Tokyo

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